Exhibit 99.2

Additional Information: Company Balance Sheets (Parent Company Only)

		December 31,
	Note	2023	2022

		(in US$’000)
Assets
Current assets
Cash and cash equivalents		65	7,892
Other receivables, prepayments and deposits		1,308	947
Total current assets		1,373	8,839
Investments in subsidiaries		795,326	726,430
Total assets		796,699	735,269
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts		65,501	124,178
Income tax payable		142	16
Total current liabilities		65,643	124,194
Other non-current liabilities		515	708
Total liabilities		66,158	124,902
Commitments and contingencies	15

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,256,270 and 864,775,340 shares issued at December 31, 2023 and 2022 respectively	16	87,126	86,478
Additional paid-in capital		1,522,447	1,497,273
Accumulated losses		(870,869)	(971,481)
Accumulated other comprehensive loss		(8,163)	(1,903)
Total Company’s shareholders’ equity		730,541	610,367
Total liabilities and shareholders’ equity		796,699	735,269

Dividends

No dividend has been declared or paid by the Company since its incorporation.

Directors’ Remuneration

Directors’ remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Fees:	615	683	883
Other remuneration
Salaries, allowances and benefits in kind	1,154	1,173	1,160
Pension contributions	101	98	93
Performance related bonuses	2,008	1,587	2,245
Share-based compensation expenses (note)	2,573	2,036	5,553
	5,836	4,894	9,051
	6,451	5,577	9,934

Note: During the years ended December 31, 2023, 2022 and 2021, certain directors were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 17. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2023, 2022 and 2021.

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(i)	Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Paul Carter	117	117	117
Karen Ferrante (note)	37	103	103
Graeme Jack	111	111	111
Tony Mok	115	103	99
	380	434	430

The share-based compensation expenses of the independent non-executive directors were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Paul Carter	71	139	91
Karen Ferrante (note)	(101)	139	91
Graeme Jack	71	139	91
Tony Mok	71	139	91
	112	556	364

Note: Dr Karen Ferrante retired as an independent non-executive director on May 12, 2023.

There were no other remunerations payable to independent non-executive directors during the years ended December 31, 2023, 2022 and 2021.

(ii)	Executive directors and non-executive directors

	Year Ended December 31, 2023
		Salaries,		Performance
		allowances and	Pension	related	Share-based
	Fees	benefits in kind	contributions	bonuses	compensation	Total

	(in US$’000)
Executive directors
Simon To	85	—	—	—	71	156
Wei-guo Su (note a)	75	805	71	1,500	1,659	4,110
Johnny Cheng	75	349	30	508	589	1,551
	235	1,154	101	2,008	2,319	5,817
Non-executive directors
Dan Eldar	—	—	—	—	71	71
Edith Shih	—	—	—	—	71	71
Ling Yang (note b)	—	—	—	—	—	—
	—	—	—	—	142	142
	235	1,154	101	2,008	2,461	5,959

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	Year Ended December 31, 2022
		Salaries,
		allowances and	Pension	Performance	Share-based
	Fees	benefits in kind	contributions	related bonuses	compensation	Total

	(in US$’000)
Executive directors
Simon To	85	—	—	—	139	224
Wei-guo Su	75	706	64	1,127	1,650	3,622
Johnny Cheng	75	340	29	442	732	1,618
Christian Hogg (note b)	14	127	5	18	(1,319)	(1,155)
	249	1,173	98	1,587	1,202	4,309
Non-executive directors
Dan Eldar	—	—	—	—	139	139
Edith Shih	—	—	—	—	139	139
	—	—	—	—	278	278
	249	1,173	98	1,587	1,480	4,587

	Year Ended December 31, 2021
		Salaries,
		allowances and	Pension	Performance	Share-based
	Fees	benefits in kind	contributions	related bonuses	compensation	Total

	(in US$’000)
Executive directors
Simon To	85	—	—	—	92	177
Wei-guo Su	75	412	35	835	1,934	3,291
Johnny Cheng	72	328	28	410	733	1,571
Christian Hogg (note b)	77	420	30	1,000	2,246	3,773
	309	1,160	93	2,245	5,005	8,812
Non-executive directors
Dan Eldar	70	—	—	—	92	162
Edith Shih	74	—	—	—	92	166
	144	—	—	—	184	328
	453	1,160	93	2,245	5,189	9,140

Notes:

(a)   In connection with share options granted in the year ended December 31, 2016 under the 2015 Share Option Scheme, Dr. Wei-guo Su was awarded retention bonuses payable when and if he exercised his options. During the year ended December 31, 2023, a retention bonus of US$5,225,000 was settled when he exercised such options, which amount is not included in the table above.

(b)   Mr Christian Hogg retired as executive director on March 4, 2022, and Ms Ling Yang was appointed as non-executive director on July 13, 2023.

Five Highest-Paid Employees

The five highest-paid employees during the years ended December 31, 2023, 2022 and 2021 included the following number of directors and non-directors:

	Year Ended December 31,
	2023	2022	2021
Directors	2	2	3
Non-directors	3	3	2
	5	5	5

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Details of the remuneration for the years ended December 31, 2023, 2022 and 2021 of the five highest-paid employees who are non-directors (the “Non-director Individuals”) were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Salaries, allowances and benefits in kind	1,506	1,497	859
Pension contributions	54	51	52
Performance related bonuses	1,909	1,759	802
Share-based compensation expenses (note)	3,226	2,001	1,465
	6,695	5,308	3,178

Note: During the years ended December 31, 2023, 2022 and 2021, the Non-director Individuals were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 17. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2023, 2022 and 2021.

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	Year Ended December 31,
	2023	2022	2021
HK$12,000,000 to HK$12,500,000	1	2	1
HK$12,500,000 to HK$13,000,000	—	—	1
HK$15,500,000 to HK$16,000,000	1	—	—
HK$16,500,000 to HK$17,000,000	—	1	—
HK$24,000,000 to HK$24,500,000	1	—	—
	3	3	2

During the years ended December 31, 2023, 2022 and 2021, no remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or Non-director Individuals have waived any remuneration during the years ended December 31, 2023, 2022 and 2021.

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Reconciliation between U.S. GAAP and International Financial Reporting Standards

These consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under U.S. GAAP and IFRS are as follows:

(i) Reconciliation of consolidated statements of operations

	Year Ended December 31, 2023
		IFRS adjustments
			Tax effects of
			intercompany
	Amounts as	Lease	unrealized
	reported under	amortization	profit	Amounts
	U.S. GAAP	(note (a))	(note (b))	under IFRS

	(in US$’000)
Costs of good—third parties	(331,984)	66	—	(331,918)
Research and development expenses	(302,001)	106	—	(301,895)
Selling expenses	(53,392)	46	—	(53,346)
Administrative expenses	(79,784)	89	—	(79,695)
Total operating expenses	(819,624)	307	—	(819,317)
Interest expense	(759)	(281)	—	(1,040)
Other expense	(8,402)	63	—	(8,339)
Total other income/(expense)	39,933	(218)	—	39,715
Income/(loss) before income taxes and equity in earnings of equity investees	58,308	89	—	58,397
Equity in earnings of equity investees, net of tax	47,295	(1)	307	47,601
Net income/(loss)	101,094	88	307	101,489
Less: Net income attributable to non-controlling interests	(314)	(19)	—	(333)
Net income/(loss) attributable to the Company	100,780	69	307	101,156

	Year Ended December 31, 2022
		IFRS adjustments
	Amounts as	Lease	Capitalization
	reported under	amortization	of rights	Amounts
	U.S. GAAP	(note (a))	(note (c))	under IFRS

	(in US$’000)
Costs of good—third parties	(268,698)	57	—	(268,641)
Research and development expenses	(386,893)	31	5,000	(381,862)
Selling expenses	(43,933)	49	—	(43,884)
Administrative expenses	(92,173)	182	—	(91,991)
Total operating expenses	(834,102)	319	5,000	(828,783)
Interest expense	(652)	(322)	—	(974)
Other expense	(13,509)	12	—	(13,497)
Total other income/(expense)	(2,729)	(310)	—	(3,039)
Income/(loss) before income taxes and equity in earnings of equity investees	(410,422)	9	5,000	(405,413)
Equity in earnings of equity investees, net of tax	49,753	(16)	—	49,737
Net income/(loss)	(360,386)	(7)	5,000	(355,393)
Less: Net income attributable to non-controlling interests	(449)	(5)	—	(454)
Net income/(loss) attributable to the Company	(360,835)	(12)	5,000	(355,847)

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	Year Ended December 31, 2021
		IFRS adjustments
	Amounts as				Divestment of
	reported	Lease	Issuance	Capitalization	an equity
	under	amortization	costs	of rights	investee	Amounts
	U.S. GAAP	(note (a))	(note (d))	(note (c))	(note (e))	under IFRS

	(in US$’000)
Costs of good—third parties	(229,448)	40	—	—	—	(229,408)
Research and development expenses	(299,086)	23	—	11,111	—	(287,952)
Selling expenses	(37,827)	53	—	—	—	(37,774)
Administrative expenses	(89,298)	161	(163)	—	—	(89,300)
Total operating expenses	(684,445)	277	(163)	11,111	—	(673,220)
Gain on divestment of an equity investee	121,310	—	—	—	11,266	132,576
Interest expense	(592)	(400)	—	—	—	(992)
Other expense	(12,643)	9	—	—	—	(12,634)
Total other income/(expense)	(8,733)	(391)	—	—	—	(9,124)
Income/(loss) before income taxes and equity in earnings of equity investees	(215,740)	(114)	(163)	11,111	11,266	(193,640)
Income tax (expense)/benefit	(11,918)	—	—	—	370	(11,548)
Equity in earnings of equity investees, net of tax	60,617	(1)	—	—	(11,636)	48,980
Net income/(loss)	(167,041)	(115)	(163)	11,111	—	(156,208)
Less: Net income attributable to non-controlling interests	(27,607)	(2)	—	(27)	—	(27,636)
Net income/(loss) attributable to the Company	(194,648)	(117)	(163)	11,084	—	(183,844)

(ii) Reconciliation of consolidated balance sheets

	December 31, 2023
		IFRS adjustments
			Tax effects of
	Amounts as		intercompany
	reported	Lease	unrealized	Issuance	Capitalization	LTIP
	under	amortization	profit	costs	of rights	classification	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (d))	(note (c))	(note (f))	under IFRS

	(in US$’000)
Right-of-use assets	4,665	(137)	—	—	—	—	4,528
Investments in equity investees	48,411	(37)	307	—	—	—	48,681
Other non-current assets	14,675	—	—	—	15,093	—	29,768
Total assets	1,279,773	(174)	307	—	15,093	—	1,294,999

Other payables, accruals and advance receipts	271,399	—	—	—	—	(10,502)	260,897
Total current liabilities	403,027	—	—	—	—	(10,502)	392,525
Total liabilities	536,386	—	—	—	—	(10,502)	525,884

Additional paid-in capital	1,522,447	—	—	(697)	—	10,502	1,532,252
Accumulated losses	(870,869)	(177)	307	697	16,084	—	(853,958)
Accumulated other comprehensive loss	(8,163)	14	—	—	(1,016)	—	(9,165)
Total Company’s shareholders’ equity	730,541	(163)	307	—	15,068	10,502	756,255
Non-controlling interests	12,846	(11)	—	—	25	—	12,860
Total shareholders’ equity	743,387	(174)	307	—	15,093	10,502	769,115

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	December 31, 2022
		IFRS adjustments
	Amounts as
	reported	Lease		Capitalization of	LTIP
	under	amortization	Issuance costs	rights	classification	Amounts
	U.S. GAAP	(note (a))	(note (d))	(note (c))	(note (f))	under IFRS

	(in US$’000)
Right-of-use assets	8,722	(233)	—	—	—	8,489
Investments in equity investees	73,777	(37)	—	—	—	73,740
Other non-current assets	15,745	—	—	15,370	—	31,115
Total assets	1,029,445	(270)	—	15,370	—	1,044,545

Other payables, accruals and advance receipts	264,621	—	—	—	(3,701)	260,920
Total current liabilities	353,903	—	—	—	(3,701)	350,202
Total liabilities	392,575	—	—	—	(3,701)	388,874

Additional paid-in capital	1,497,273	—	(697)	—	3,701	1,500,277
Accumulated losses	(971,481)	(246)	697	16,084	—	(954,946)
Accumulated other comprehensive loss	(1,903)	8	—	(739)	—	(2,634)
Total Company’s shareholders’ equity	610,367	(238)	—	15,345	3,701	629,175
Non-controlling interests	26,503	(32)	—	25	—	26,496
Total shareholders’ equity	636,870	(270)	—	15,370	3,701	655,671

Notes:

(a)	Lease amortization

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Tax effects of intercompany unrealized profit

Under U.S. GAAP, deferred taxes for unrealized profit resulting from intercompany sales of inventory is not recognized.

Under IFRS, deferred taxes for unrealized profit resulting from an intercompany sale of inventory is recognized at the buyer’s tax rate.

(c)	Capitalization of development and commercial rights

Under U.S. GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as IPR&D and were expensed to research and development expense.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(d)	Issuance costs

Under U.S. GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

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(e)	Divestment of an equity investee

Under U.S. GAAP, an equity method investment to be divested that does not qualify for discontinued operations reporting would not qualify for held-for-sale classification. The investment in HBYS was not presented as a discontinued operation or as an asset classified as held-for-sale after the signing of the SPA in March 2021 and therefore, it was accounted for under the equity method until closing on September 28, 2021.

Under IFRS, an equity method investment may be classified as held-for-sale even if the discontinued operations criteria are not met. The investment in HBYS was not presented as a discontinued operation but was classified as held-for-sale and therefore equity method accounting was discontinued in March 2021 on the initial classification as held-for-sale. Accordingly, the reconciliation includes a classification difference in the consolidated statement of operations between gain on divestment of an equity investee, equity earnings of equity investees, net of tax and income tax expense.

(f)	LTIP classification

Under U.S. GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.

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